Morse, Zelnick, Rose & Lander

A LIMITED LIABILITY PARTNERSHIP

825 THIRD AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-208-3809

WRITER’S DIRECT LINE

(212) 838-8269

January 19, 2017

Filed via EDGAR

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Jennifer Gowetski, Senior Counsel

Office of Real Estate and Commodities

Mail Stop 3233

Re:	Sachem Capital Corp. (the “Registrant”)

Registration Statement on Form S-11 Filed October 28, 2016

File No. 333-214323 (the “Registration Statement”)

Dear Ms. Gowetski:

We have reviewed the Staff’s comments to the above-referenced Registration Statement as set forth in your letter, dated January 17, 2017. On behalf of the Registrant we are providing the following responses to those comments below. For your convenience, we have copied your comments, which appear in bold. Please note that the Registrant is simultaneously filing Amendment No. 1 to the Registration Statement and all page references in this letter are to the prospectus included in Amendment No. 1 to the Registration Statement.

General

1.	We note your response to comment 2 of our prior letter. We further note your disclosure on page 6 that 1,085,000 of your common shares were issued to each of Jeffrey Villano and John Villano and 6,283,237 of your common shares will be issued to SCP and then distributed by SCP to its members. Please provide the disclosure required by Item 506 of Regulation S-K. In addition, please clarify the number of SCP members that will receive common shares and briefly describe for us the exemption on which you intend to rely to issue these common shares.

Regarding your reference to Item 506 of Regulation S-K, we note that, since the initial filing of the Registration Statement, the prospectus included therein included a comprehensive Dilution section, that includes all the information required by Item 506 in both narrative and tabular format. Until now, much of that information was left blank until we finalized various deal terms with the representative of the several underwriters, including valuation, offering size and pricing. Those terms have now been incorporated into Amendment No. 2 and the Dilution section has been completed.

Regarding the number of SCP members that will receive common shares, that number is approximately 140. See page 82.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

January 19, 2017

Regarding the exemption to be relied upon by the issuer in connection with the distribution of the common shares to the members of SCP, the Registrant will rely upon the exemption afforded by Section 4(a)(2) and the “safe harbor” provisions of Rule 506 of Regulation D promulgated thereunder. In this respect, we note: (a) that the distributees will meet the investor qualification standards of Rule 506; (b) each distributee will have been provided with appropriate disclosure, including a copy of the Registration Statement, to fulfill the information requirements of Rule 506; (c) the distribution will not involve any general solicitation or advertising and will be made solely to the existing members of SCP; (d) the common shares will be designated as “restricted” on the books and records of the Registrant maintained by the transfer agent for the shares (and will also be subject to a six-month “lock-up” agreement with the underwriter); and (e) the distribution will otherwise comply with all of the requirements of Rule 506.

We would also like to note that the Exchange was the mechanism chosen to convert SCP into a New York corporation to facilitate the offering. The purpose was not to dispose of or acquire assets. There is no difference in terms of the business operated by SCP and the business to be operated by the Registrant. The assets and liabilities of each are the same. Management is the same. The common shares merely replace the membership interests and do not change the beneficial ownership.

Summary, page 1

Our Company, page 1

2.	We note your disclosure here and throughout the document that beginning January 1, 2017, you plan to increase the rates on new loans to offset the recent increase to your borrowing rate under your existing credit facility. Please revise to update your disclosure to quantify the rates on new loans.

Initially, we note that we did include the following disclosure in a number of locations throughout the prospectus included in Amendment No. 1: “However, beginning January 1, 2017, we plan to increase the rates on new loans to offset the recent increase to our borrowing rate under [the Bankwell Credit Line].” (Emphasis supplied.) The language was drafted to specifically take into account the statement by the Federal Reserve Bank that it anticipates additional rate increases throughout 2017 and the rate on the Bankwell credit facility adjusts in accordance with changes in the prime rate, we think the disclosure is more meaningful if it states that our rates will adjust in response to increases in our borrowing rate. Nevertheless, in response to your comment, we have amplified the disclosure to make the concept more apparent. See pages 1, 41, 51 and 55. In addition, we refer you to page 42 where there is similar disclosure.

Management’s Discussion and Analysis, page 41

3.	We note your response to comment 3 of our prior letter and your response to comment 18 of our letter dated September 8, 2016 that you are unable to quantify the number of loans for which there was an event of default. Please revise your disclosure in this section, or elsewhere as applicable, to state that you are unable to quantify the number of loans for which there was an event of default.

In response to your comment, we have added additional disclosure on pages 16, 42 and 56.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

January 19, 2017

4.	We note your response to comment 4 of our prior letter in which you indicate that you are unable to disclose the percentage of all loans originated over the last six years that have been extended. We further note that your response indicates that when an existing loan is extended, your loan tracking software assigns a new loan number to the loan, in effect treating the old loan as having been repaid. Please revise your disclosure in this section, or elsewhere as applicable, to provide this information and clarify the percentage of your current loan portfolio that matured in 2016 but that has not been repaid in full or extended.

Initially we note that, for consistency purposes and for accuracy purposes, the financial and operating data and information throughout the prospectus is as of September 30, 2016, the Registrant’s most recent balance sheet date (Amendment No. 1 was filed prior to year-end 2016.) As stated in the prospectus (i.e., page 57), at September 30, 2016, there were 202 loans in the SCP portfolio and 18 loans were past their maturity but were not otherwise in default – i.e., the borrowers were current or in compliance with all their obligations – financial and otherwise – under the terms of the loan documents. In response to your comment, we have updated the information in this paragraph with December 31, 2016 information.

In addition, the information regarding renewals and extensions being treated as new loans has been incorporated into the disclosure on pages 1, 41, 56 and 57 in response to your comment.

Part II – Information not required in prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

5.	We note your revisions in response to comment 12 of our prior letter in which you indicate that you issued shares to three accredited investors for consulting services in January 2016. Please revise to name these three individuals and disclose the amount securities issued to each individual. Please also revise to state the amount of consideration received by you for the consulting services provided by each of the three accredited investors. Please refer to Item 701 of Regulation S-K.

The previous disclosure was incorrect and has been revised. We apologize for any confusion caused by this error.

United States Securities and Exchange Commission

Attn: Jennifer Gowetski, Senior Counsel

Mail Stop 3233

January 19, 2017

Draft Tax Opinion

6.	We note your response to comment 14 of our prior letter that you have revised your draft tax opinion. We continue to note the assumption that “following the completion of the Offering….there will not be five or fewer SACH shareholders that collectively own 50% or more of the outstanding shares of SACH measured by vote or value.” Please remove this statement or tell us why counsel believes this assumption is appropriate. In addition, please confirm that you will file the executed tax opinion prior to effectiveness.

The opinion has been revised as per your comment.

Sincerely,

/s/ Joel J. Goldschmidt

Joel J. Goldschmidt